VEON discloses its 3Q22 unaudited interim condensed consolidated financial statements Amsterdam, 23 December 2022 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides mobile connectivity and services, following the release of its 3Q22 trading update on 3 November 2022, today discloses unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended 30 September 2022 (the “Financial Statements”). The Financial Statements are available on the VEON Group website at https://www.veon.com/investors/reports-results/reports- results/. Notice to reader VEON’s results presented in this press release are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information presented herein is based on internal management accounts, is the responsibility of management and has not been externally audited, reviewed or verified. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the quarter or any future period. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. About VEON

VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: http://www.veon.com. Contact Information Investor Relations Nik Kershaw ir@veon.com